SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8387 SBARROS@SIDLEY.COM
September 20, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jennifer Gowetski
Andrew Mew

Re:    Zai Lab Ltd
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-38205

Ladies and Gentlemen:

    On behalf of our client, Zai Lab Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated September 13, 2023 on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (“Annual Report”). The Staff’s comment is repeated below in italics and is followed by the Company’s response. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1.We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C of Form 10-K or tell us why you are not required to do so. Additionally, please amend your Form 10-K to provide the disclosures required under Item 9C(b) of Form 10-K. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response:

The Company respectfully submits that it determined that the disclosures and documentation required under Item 9C of Form 10-K were either included prominently within the Annual Report, or were not material, as described in more detail below.

First, the Company respectfully observes that, on April 18, 2022, the Audit Committee of the Board of Directors of the Company approved (i) the engagement of KPMG LLP, a U.S. auditor (“KPMG U.S.”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and the Company’s internal controls over financial reporting, and (ii) the dismissal of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu (together, “Deloitte China”) as the Company’s independent registered public accounting firm and auditor, respectively. As a result of the appointment of KPMG U.S. and the dismissal of Deloitte-China in May 2022, the Company no longer retained a registered public accounting firm that the Public Company Accounting Oversight Board (“PCAOB”) had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. The Company’s shareholders ratified the engagement of KPMG U.S. at the Company’s annual shareholders’ meeting in June 2022. Consequently, the Company believed that documentation responsive to Item 9C(a) of Form 10-K was not material.

Additionally, the Company respectfully submits that it provided prominent disclosure in its Annual Report that is directly responsive to Item 9C(b)(1) of Form 10-K, including on page v under the heading “Disclosures Relating to Our Chinese Operations — In order to list our securities in the United States, we must continue to comply with the Holding Foreign Companies Accountable Act (“HFCAA”).” There, the Company specifically disclosed that:

In order to list our securities in the United States, we must continue to comply with the Holding Foreign Companies Accountable Act (“HFCAA”).

Because our prior auditor, which filed an audit report with our last annual report, was located in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (“PCAOB”) had determined that it was unable to inspect or investigate completely because of restrictions imposed by Chinese authorities, U.S. Securities and Exchange Commission (“SEC”) staff conclusively identified us under the HFCAA in March 2022. . . . In May 2022, the Company engaged KPMG, an auditor located in the United States that is inspected by the PCAOB, as our independent registered public accounting firm.
In addition, the Company included detailed disclosure of related risks in its Risk Factors, including on pages 73-74.
Furthermore, with regard to the disclosures in Item 9C(b)(2) through (5) of Form 10-K, as of the filing date of the Annual Report and as of the date hereof, the Company has determined that it is not owned or controlled by a governmental entity in mainland China, the Company is not a party to any material contracts with such a foreign governmental party, and there is no foreign government representative on the Company’s board of directors. As a result, the Company indicated that these requirements were “Not applicable” in the Annual Report.

For the purpose of making these determinations, the Company reviewed its material contracts and relied upon the Schedules 13D and 13G and the amendments thereto filed by the Company’s shareholders. The Company believes such reliance is reasonable and sufficient because major shareholders are legally obligated to file beneficial ownership schedules with the Commission. In addition, the Company respectfully submits that its annual director and officer questionnaire (“D&O Questionnaire”) solicits information regarding its directors’ outside affiliations. The Company relied upon information provided in response to its D&O Questionnaire in making the above statement that there is no foreign government representative on the Company’s board of directors. The Company respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for its determination.
Therefore, with regard to Items 9C(b)(2) through (5) of Form 10-K, the Company respectfully submits that it has determined that, as of the filing date of the Annual Report and as of the date hereof, it had and has nothing material to disclose. Specifically, the Company respectfully submits the below information with respect to itself and its consolidated operating subsidiaries.
•Based on a review of Schedules 13D and 13G and the amendments thereto filed by the Company’s shareholders (as described above), the Company is not aware of any owners of the Company’s ordinary shares that are governmental entities in the Cayman Islands. All of the Company’s consolidated operating subsidiaries are wholly owned, directly or indirectly, by Zai Lab Limited.

•Based on a review of Schedules 13D and 13G and the amendments thereto filed by the Company’s shareholders (as described above), the Company is not aware of any governmental entities in the People’s Republic of China that have a controlling financial interest in the Company. As noted above, all of the Company’s consolidated operating subsidiaries are wholly owned, directly or indirectly, by Zai Lab Limited.

•There are no officials of the Chinese Communist Party who are members of the Company’s Board of Directors, or of any equivalent governing body of any of the Company’s consolidated operating subsidiaries.

•Neither the Company’s Sixth Amended and Restated Memorandum and Articles of Association, nor the organizational documents of its consolidated operating subsidiaries, contains any charter of the Chinese Communist Party, including the text of any such charter.

The Company respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for the above statements.
On the basis of the foregoing, the Company respectfully submits that no amendments to its Annual Report are required to provide information material to investors, and that filing such an amendment may confuse investors and create an undue hardship for the Company. However, the Company undertakes to include disclosures responsive to Item 9C of Form 10-K in future periodic reports filed under the Securities Exchange Act of 1934, as amended, to the extent required.

Thank you for your consideration in reviewing the above responses. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Sonia Barros of Sidley Austin LLP at (202) 736-8387 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sonia Barros
Sonia Barros

cc:    Yajing Chen
    Bruce Blefeld
    Aslynn Hogue